Filed Pursuant To Rule 433

Registration No. 333-275079

March 11, 2024

FOX BUSINESS (TV): The Claman Countdown with Zach Pandl

WEBSTER: bitcoin is kicking off the week blessing through new all-time high of 72,000 bucks after the uk's financial regulator, the fca says it will not object to the creation of crypto backed exchange traded notes for institutional investors. the London Stock Exchange announced it will begin accepting applications for bitcoin and ether ETNs in the second quarter this year. Meanwhile here at home the bitcoin rally fueling record inflows for those bitcoin spot ETFs it's been remarkable. Joining me now to discuss these historic numbers and bitcoin's rally is grayscale's managing director of research Zach Pandl. Zach great to have you. lets begin with the news if we can very quickly out of the uk. Seems to me that is another very positive step forward for your, for the crypto world, right?

MANAGING DIRECTOR OF RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: I would agree. we're seeing a continued maturing of the asset class. which means partly broadening of the products available to give investors access, that started with the ETFs here in the u.s. market. we're seeing other jurisdictions offer a broader range of products to investors. that is something that I think continues over time, continues to drive demand for bitcoin.

WEBSTER: So where do we go from here, zach? I mean obviously ETFs have enabled a lot more money to be put into this currency if you want to call it currency this asset class. But how far can it go in your mind?

PANDL: well it's been incredible start to year for bitcoin, up roughly 70% as you were saying. The proximate cause for that is the demand for these new spot bitcoin ETFs which have taken about $10 billion since they launched in early January. this tends to be a cyclical market. there tends to be momentum. I do think we're in a bull market here. So I think prices can continue to rising. The main risk to that outlook is a change in the macroeconomic backdrop in the u.s. bitcoin is a macro asset that competes with the u.s. dollar. So bitcoin investors should be looking ahead to macroeconomic factors like inflation and federal reserve policy for considering whether this bull market can continue.

WEBSTER: we're just showing your etf on the screen now, GBTC. it has seen continued outflows into other ETFs perhaps with lower fees. I'm going to have to ask you, does grayscale plan on sticking to its 1.5% fee, does that change at all?

PANDL: first i would say we're incredibly proud of GBTC, the role it plays in the crypto ecosystem and the returns it has delivered for out investors over time. we're committed to making this a competitive product and I do think investors can expect fees to come down over time. Grayscale again is a diversified crypto specialist asset manager with a wide range of products. We encourage investors to check them out.

WEBSTER: very good. I want to talk about ether spot ETFs. I was looking at the notes. the odds of getting approval by may down to 30%. it was 60 to 70%. how is the sentiment at grayscale on this? Are you optimistic we'll see approval for the ether ETFs in 2024?

PANDL: well, we think approval is a matter of when and not if and you know, to our eye the circumstances around a potential ethereum etf are very similar to the circumstances around the bitcoin ETFs we have futures-based ETFs in the market already. So you know we have an active filing. we'll await more information on that over the course of the summer. i do think for the crypto industry an ethereum etf would be another important moment. bitcoin has a particular use case. Ethereum has a whole other set of uses. An ethereum etf could really open up investors perspective to all the range of things happening in crypto. So I do think it will be another important step forward for the industry when it does happen.

WEBSTER: very good. we saw president trump today, you could say flip a little bit on his view of bitcoin. he says his administration, if elected would not crack down on the use of bitcoin or other cryptocurrencies through regulation which begs the question, how important is this general election coming up with regard to cryptocurrency?

PANDL: so crypto investors are going to be looking at a lot of legislative changes potentially after the election. We were fairly encouraged though that most of those discussions had a bipartisan nature in the current congress. so, I think we can see legislation in the u.s. progress, for example, on stablecoins regardless of who wins the white house. Beyond that though i think investors should remember to look at the macro policy issues on the ballot this year. again bitcoin competes with the u.s. dollar, competes with physical gold. So we should be looking at things like the amount of deficit spending that's expected, how much debt growth we can expect in the u.s., what are the risks of inflation. These are the kind of things that are going to potentially drive demand for bitcoin beyond the specific legislative changes that we may see targeting crypto specifically.

WEBSTER: you know zach I will finish on this. you have come along way since the collapse of ftx. There were a lot of people were saying this is the beginning of the end. it has proven to be anything but, hasn't it?

PANDL: that's right. crypto is back. we're delighted to see that. And I think the industry is excited to show the world what this technology can do over time.

WEBSTER: very good. all right, we're going to leave it right there but thank you so much. Zach, for being here today and we'll continue to follow the upward trajectory for now for bitcoin. thank you so much.

PANDL: thank you.

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